Filed by Interxion Holding N.V. Pursuant to Rule 425 under the Securities Act  of 1933

Subject Company: Interxion Holding N.V.

Filer’s SEC File No.: 001-35053

Date: May 29, 2015

This filing relates to a proposed business combination involving TelecityGroup plc and

Interxion Holding N.V.

Interxion Issues Statement Confirming Termination of Implementation Agreement with TelecityGroup plc

Interxion Holding N.V. (NYSE: INXN; “Interxion”), a leading European provider of data center services, today issued the following statement in response to the announcement today by TelecityGroup plc (LSE: TCY.L.; “TelecityGroup”) and Equinix Inc. (“Equinix”) regarding the takeover offer made by Equinix for TelecityGroup.

On 9 March 2015, Interxion and TelecityGroup announced that they entered into an agreement to implement an all-share merger (the “Implementation Agreement”). As a result of the announcement of the Equinix offer for TelecityGroup, Interxion and TelecityGroup have today terminated the Implementation Agreement.

“Interxion is a leading provider of data centres throughout Europe with a focused growth strategy and a record of consistent execution,” said David Ruberg, Interxion’s Chief Executive Officer. “Supported by strong customer orders and installations, Interxion delivered revenue and adjusted EBITDA growth of 15% and 18%, respectively, in the first quarter of 2015. We continue to execute our communities of interest strategy with a disciplined investment approach focused on delivering strong returns. Our data centres are among the most highly connected in 11 countries across Europe with regards to carriers, ISPs, and major cloud platforms.”

About Interxion

Interxion (NYSE: INXN) is a leading provider of carrier and cloud-neutral colocation data centre services in Europe, serving a wide range of customers through 39 data centres in 11 European countries. Interxion’s uniformly designed, energy efficient data centres offer customers extensive security and uptime for their mission-critical applications.

With over 500 connectivity providers, 20 European Internet exchanges, and most leading cloud and digital media platforms across its footprint, Interxion has created connectivity, cloud, content and finance hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

Forward-looking Statements / Additional Disclaimers

This communication contains forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause actual results and future events to differ materially from Interxion’s expectations are the risks detailed herein and other risks described from time to time in Interxion’s filings with the United States Securities and Exchange Commission.

Interxion does not assume any obligation to update the forward-looking information contained in this report.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable United Kingdom regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. No prospectus is required in accordance with Directive 2003/71/EC, as amended, in connection with this communication.

Important Information

TelecityGroup has not commenced and may not make an offer to purchase Interxion shares as described in this communication. In the event that TelecityGroup makes an offer (as the same may be varied or extended in accordance with applicable law), TelecityGroup will file a registration statement on Form F-4, which will include a prospectus and joint proxy statement of TelecityGroup and Interxion, and a Tender Offer statement on Schedule TO (the “Schedule TO”). If an offer is made it will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal and form of acceptance to be delivered to Interxion, filed with the SEC and mailed to Interxion shareholders. Any offer in the United States will be made by TelecityGroup or an affiliate of TelecityGroup and not by any other person.

The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions.

IF AN OFFER IS MADE, SHAREHOLDERS OF INTERXION ARE URGED TO READ ANY DOCUMENTS REGARDING THE OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.

If an offer is made, the registration statement, the joint proxy statement, the Schedule TO and other related documents will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at TelecityGroup’s website, www.telecitygroup.com. This communication does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, TelecityGroup may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.